Exhibit 99.26

Bridgeport Ventures Inc. Reports Financial Results and Updates Exploration Activities

Toronto, Ontario – October 5th, 2011 – Bridgeport Ventures Inc. (TSX: BPV) (“Bridgeport” or “the Company”) reports financial results for the first quarter 2012 and provides an update on gold and copper-gold exploration activities in Nevada and Chile.

Bridgeport reports cash and short term securities of $19.8 million after incurring cash exploration expenditures of $2.51 million for both Nevada and Chile for the quarter ended July 31st, 2011. For the complete unaudited financial statements for this quarter, please visit www.sedar.com.

In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada and has terminated the Trillador and Tamara properties in Chile with the objective of conserving cash to support an aggressive search for a flagship advanced gold or copper-gold project in the Americas.

Bridgeport Ventures President and CEO, Shastri Ramnath said, “With a treasury of approximately $19 million, Bridgeport is well positioned to take advantage of the market downturn allowing us an opportunity to acquire an advanced exploration asset at reasonable cost. Our Nevada portfolio remains highly prospective for early stage exploration work and we look forward to partnering with other junior companies looking to focus expertise and funds on the properties.”

Rosario, Chile Update

During the 2011 diamond drill campaign, a total of seven drillholes (2026 metres) were completed. Based on the results, Bridgeport has decided to terminate its rights to acquire a 100% interest in the Trillador and Tamara property blocks by not making the upcoming property payments totalling $100,000. As of January 31, 2012, Bridgeport will have relinquished all rights to the Rosario Project.

Blackrock, Nevada, USA Update

Drilling on Bridgeport’s Blackrock property, located 47 kilometres southeast of Reno, Nevada, began in March, 2011. The 3303 metre (10,826 feet) diamond drill program consisted of ten drillholes and was designed to verify the historical gold results on the southern portion of the property and to test the gold mineralization on the northern, undrilled portion of the property. The best drill results were obtained in drillhole BRKDD11-006 which returned 2.43 grams per tonne gold and 82.10 grams per tonne silver over 3.75 metres. Significant intersections from the 2011 drill program are listed in Table 1 and all assay results are posted on the Company website, www.bridgeportventures.net.

Drillhole	From (metres)	To (metres)	Length (metres)	Au (grams per tonne)	Ag (grams per tonne)
BRKDD11-001	25.60	53.65	28.05	0.21	5.52
including:	50.14	52.97	2.83	0.57	17.22
BRKDD11-002	42.15	83.52	41.36	0.26	6.01
including:	68.58	77.42	8.84	0.54	10.66
BRKDD11-003	113.69	114.64	0.94	0.47	12.40
BRKDD11-004	98.42	101.80	3.38	0.24	13.31
BRKDD11-005	143.26	194.62	51.36	0.30	2.28

including:	184.40	185.99	1.59	2.21	6.30
and:	278.31	279.78	1.46	2.26	7.20
BRKDD11-006	0.00	11.46	11.46	0.28	5.38
and:	44.04	47.79	3.75	2.43	82.10
BRKDD11-007	57.91	82.30	24.39	0.11	1.65
BRKDD11-008	99.67	102.72	3.05	0.54	4.58
and:	186.05	190.50	4.45	0.66	5.63
BRKDD11-009	69.28	87.90	18.62	0.27	3.39
and:	158.19	161.33	3.14	1.55	8.25
BRKDD11-010	272.03	273.25	1.22	1.00	4.30

Hot Pot, Nevada, USA Update

Drilling on Bridgeport’s Hot Pot property, located 35 kilometres northwest of Battle Mountain, Nevada, began in April, 2011. The 2786 metre (9140 feet) reverse circulation drill program consisted of six drillholes and was testing for a buried, bulk tonnage, sediment-hosted gold deposit located on the northern end of the prolific Battle Mountain-Eureka trend and south of the Getchell-Turquoise Ridge trend. No significant assay results were identified.

Ashby, Nevada, USA Update

Under the terms of the agreement with Orsa Ventures Corp. (“Orsa”), Orsa can earn a 51% interest in Bridgeport’s Ashby property through exploration expenditures, share issuances, and a cash payment (Orsa Press Release dated July 19th, 2011). During the quarter, Orsa completed a Tensor IP Survey as announced in a press release dated October 4th, 2011.

Other Exploration Activities

Bridgeport explored five of the Company’s other Nevada properties by expanding the land package and completing geological mapping, soil sampling programs, and ground magnetic and induced polarization surveys in an effort to generate drill targets.

Potential quantity and grade of mineralization is conceptual in nature and there has been insufficient exploration to define a mineral resource on Bridgeport’s 100% owned and operated Nevada properties. It is uncertain if further exploration will result in any such targets being delineated as a mineral resource.

All scientific and technical information contained in this press release has been prepared by or under the supervision of, and verified by Matthew D. Gray, Ph.D., C.P.G. #10688, a “qualified person” within the meaning of National Instrument 43-101. For further information regarding certain of Bridgeport’s Nevada properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold projects, Nevada, USA” prepared by Matthew D. Gray and dated November 26, 2010, available on SEDAR at www.sedar.com. For a detailed description of the properties, significant historical drill results, and Bridgeport’s geological compilation and interpretation, please visit our website at www.bridgeportventures.net.

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with operations in the Americas. Its strong technical team with local experience has a solid record of discovery and a proven history of mining success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173

Mr. Michael Joyner
Investor Relations
Tel. (416) 722-4925

investorrelations@bridgeportventures.net
www.bridgeportventures.net